MTS Award-Winning Telecom Expense Management Solution
Releases Newest Version

MTS TEM Suite Version 2.0 Offers a Comprehensive TEM Solution

RA'ANANA, Israel, June 7 —  MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of enterprise Telecom Expense Management (TEM) and Customer Care and Billing (CC&B) solutions for telecom providers today announced the release of version 2.0 of its award-winning TEM Suite platform.

Building upon the company’s AnchorPoint and Application Suite TEM platforms, TEM Suite version 1.0 recently won a 2010 INTERNET TELEPHONY Product of the Year Award in February of 2011. Version 2.0 adds to that platform’s success with its expanded capabilities and ease of use.

“We continue to see a growing demand from the market, our customers, and our partners for a single, intuitive TEM solution to manage an enterprise’s wireline, mobility, and internal chargeback processes,” said Bruce Sass, Vice President of North American Sales for MTS. “TEM Suite provides our customers with the operational controls and 360 degree visibility into their global communications environment, all within the intuitive TEM Suite application.”

TEM Suite provides enterprises a single platform to support their telecom expense management activities across the entire wireline and wireless TEM lifecycle, including: procurement, help desk, asset management, invoice auditing, invoice management and payment, dispute management, optimization, bill presentment, contract negotiation and management, mobile management, cable management, allocation and chargeback, and full lifecycle reporting and dashboards.

In a managed services or BPO deployment, TEM Suite offers customers the flexibility to outsource as little or as many of their telecom expense management processes as they want. The platform’s modular design allows enterprises to outsource the entire TEM lifecycle, or outsource selective processes such as the labor intensive processes of invoice processing, dispute management, help desk, or vendor payment.

The MTS TEM Suite platform enables customers to intelligently manage, plan, optimize, and reduce their global communications and wireless expenses. MTS customer engagements begin with Map-to-WinSM, the company’s strategic consulting approach. Map-to-WinSM enables organizations to effectively align their business goals with their people, process and technology investments, to assure the success of their telecom expense management initiatives.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS’s telecommunications expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, MTS solutions have provided customers with a complete view of telecommunication expenses, usage, proactive budget control, personal call management, and employee cost awareness while enabling enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The MTS software, consulting and managed services solutions provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Philips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:
John Venditti
VP Marketing
508-628-4549
john.venditti@mtsint.com